Filed under Rule 433
File No. 333-195496-01

Final Term Sheet

August 11, 2014

Issuer:	Consumers Energy Company

Securities:	3.125% First Mortgage Bonds due 2024 (the “2024 Bonds”)
4.35% First Mortgage Bonds due 2064 (the “2064 Bonds”)

Expected Ratings:	A1 / A- / A- (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Aggregate Principal Amount Offered:
2024 Bonds:	$250,000,000
2064 Bonds:	$250,000,000

Trade Date:	August 11, 2014

Settlement Date:	August 18, 2014 (T+5)

Maturity Date:
2024 Bonds:	August 31, 2024
2064 Bonds:	August 31, 2064

Interest Payment Dates:	February 28 and August 31

First Interest Payment Date:	February 28, 2015

Coupon:
2024 Bonds:	3.125%
2064 Bonds:	4.35%

Yield to Maturity:
2024 Bonds:	3.137%
2064 Bonds:	4.393%

Benchmark Treasury Security:
2024 Bonds:	2.50% due May 15, 2024
2064 Bonds:	3.625% due February 15, 2044

Benchmark Treasury Yield:
2024 Bonds:	2.417%
2064 Bonds:	3.223%

Spread to Benchmark Treasury:
2024 Bonds:	+72 basis points
2064 Bonds:	+117 basis points

Public Offering Price:
2024 Bonds:	99.898%
2064 Bonds:	99.137%

Optional Redemption:
2024 Bonds:	Make-whole call at any time prior to May 31, 2024 at the Treasury rate plus 12.5 basis points and, thereafter, at par

2064 Bonds:	Make-whole call at any time prior to February 28, 2064 at the Treasury rate plus 20 basis points and, thereafter, at par

Tax Event Redemption of 2064 Bonds:	If a “tax event” occurs, we may redeem the 2064 Bonds at par

CUSIP/ISIN:
2024 Bonds:	210518 CW4 / US210518CW42
2064 Bonds:	210518 CX2 / US210518CX25

Joint Book-Running Managers:	Barclays Capital Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Blaylock Beal Van, LLC
Drexel Hamilton, LLC
Loop Capital Markets LLC
MFR Securities, Inc.
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy

Company has filed with the SEC for more complete information about Consumers Energy Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.